Exhibit 99.1

PRESS RELEASE
Richmont Mines Inc., 1501 McGill College Avenue, Suite 2930, Montreal, QC H3A 3M8 Canada

IMMEDIATE RELEASE

RICHMONT MINES REPORTS FULL YEAR 2012
AND FOURTH QUARTER RESULTS

MONTREAL, Quebec, Canada, February 21, 2013 - Richmont Mines Inc. (TSX - NYSE MKT: RIC), (“Richmont” or the “Corporation”), announces its fourth quarter and fiscal year results for the period ended December 31, 2012. Financial results are based on International Financial Reporting Standards (“IFRS”) and dollars are reported in Canadian currency, unless otherwise noted.

Highlights:

  Full year 2012 revenue of $101.1 million; net loss from continuing operations of ($3.0) million or ($0.08) per share. Including the loss from a discontinued operation, the 2012 net loss was ($45.0) million, or ($1.28) per share. In 2011, revenue was $118.2 million and net earnings were $25.9 million, or $0.81 per share;

  Q4 2012 revenue of $24.9 million; net loss from continuing operations of ($2.6) million, or ($0.07) per share. Including the loss from a discontinued operation, Q4 2012 net loss was ($16.5) million, or ($0.42) per share. Q4 2011 net earnings were $6.1 million, or $0.19 per share;

  Excluding production from the discontinued Francoeur Mine operation, 60,741 ounces of gold were sold in 2012, compared to gold sales of 76,143 ounces in 2011. The discontinued Francoeur Mine generated gold sales of 5,202 ounces in 2012;

  $54.3 million in working capital and $59.8 million of cash and cash equivalents at December 31, 2012;

  Promising exploration results obtained at depth at Island Gold Mine; Significant exploration and project development investment of $35 million planned for this area (“Island Gold Deep”) in 2013;

  Richmont expects to release a maiden resource estimate in Q1 2013 for Island Gold Deep, the area below the existing infrastructure and established reserve and resource base of the mine.

Mr. Paul Carmel, President and CEO of Richmont Mines commented: “2012 was a challenging year for Richmont, during which some difficult, but necessary, decisions were made. Going forward, management will continue to strive to improve the performance of our current operations as well as the quality of Richmont’s overall asset base, and accordingly projects which show promise for lower costs and a longer mine life will likely get the lion’s share of capital allocation. We believe that one such project is our Island Gold Mine, where exploration drilling over the past several years has established an interesting mineralized zone below the existing infrastructure of this mine. To this end, a significant budget was approved for 2013 to accelerate the access to and definition of this exciting new discovery.”

RICHMONT MINES REPORTS FULL YEAR 2012 AND FOURTH QUARTER RESULTS
February 21, 2013

Q4 2012 Results

Revenue for the fourth quarter of 2012 was $24.9 million, compared to $32.2 million in the comparable period of last year. The year-over-year decrease reflects lower gold ounce sales of 14,810 ounces from the Island Gold and Beaufor mines in the current quarter, versus 18,992 ounces in the year-ago period, which was driven by lower recovered grades, principally at Beaufor. Revenue in the fourth quarter of 2012 similarly excludes revenues generated by the sale of 3,401 ounces of gold produced at the Francoeur Mine in the quarter. In the fourth quarter of 2012, 14,810 ounces of gold were sold at an average price of US$1,680 (CAN$1,679), versus gold sales of 18,992 ounces at an average price of US$1,716 (CAN$1,697) in the fourth quarter of 2011.

Excluding the loss from a discontinued operation, Richmont generated a net loss from continuing operations of ($2.6) million, or ($0.07) per share, in the quarter, compared with net earnings of $6.1 million, or $0.19 per share, in the comparable period of 2011. This decrease was driven primarily by lower recovered grades at Beaufor, and significantly higher exploration and project evaluation expenses. Including charges related to the closure of the Francoeur Mine, Richmont generated a net loss of ($16.5) million, or ($0.42) per share, in the fourth quarter of 2012. Please see Table 1 below for details.

TABLE 1
COSTS RELATED TO FRANCOEUR MINE CLOSURE
(in thousands of CAN$, except per share amounts)	Q4 2012	FY 2012

Assets write-down	7,972	41,161
Dismantling cost	1,543	1,543
Employee severance	4,306	4,306
Operational loss	1,701	1,776
Other revenue, financial and exploration costs	45	280

Total charges from discontinued operation	15,567	49,066
Less: Mining and income taxes	(1,713)	(7,028)

Total after-tax charges	13,854	42,038
After-tax per share charge	0.35	1.20

IMPACT ON NET LOSS PER SHARE
(per share, in CAN$)	Q4 2012	FY 2012

Reported net loss per share	(0.42)	(1.28)
Less: loss from discontinued operation	(0.35)	(1.20)

Net loss per share from continuing operations	(0.07)	(0.08)

Cost of sales totalled $19.3 million in the fourth quarter of 2012, unchanged from $19.3 million in the year-ago period, as the increased costs resulting from higher tonnage levels at the Island Gold Mine and Beaufor Mine, were offset by lower per tonne costs at both operations. The average cash cost per ounce of gold sold increased to US$1,116 (CAN$1,116) in the fourth quarter from US$882 (CAN$872) in the year-ago period, primarily as a result of significantly lower recovered grades at the Beaufor Mine.

RICHMONT MINES REPORTS FULL YEAR 2012 AND FOURTH QUARTER RESULTS
February 21, 2013

The Corporation spent $6.3 million on exploration and project evaluation efforts in the fourth quarter of 2012, versus $3.0 million in the year-ago period. This reflects higher expenses associated with the Corporation’s exploration drilling program at depth at the Island Gold Mine, and exploration and project evaluation costs incurred at the Wasamac property. The Corporation applied $0.4 million on exploration tax credits in the current quarter, versus $1.2 million in the comparable period of last year.

2012 Annual Results

Revenue for the 12 months ended December 31, 2012 totalled $101.1 million, compared to last year’s record $118.2 million. This decrease reflects lower gold sales from the Island Gold and Beaufor mines, attributable to lower recovered grades, and similarly excludes revenue generated from the sale of 5,202 ounces of gold produced at the discontinued Francoeur Mine. For the year, 60,741 ounces of gold were sold at an average price of US$1,666 (CAN$1,665), versus gold sales of 76,143 ounces in 2011 at an average price of US$1,570 (CAN$1,553).

Excluding the loss from a discontinued operation, the net loss for the full year was ($3.0) million, or ($0.08) per share, compared to record net earnings of $25.9 million, or $0.81 per share, in 2011. This decrease was driven primarily by lower recovered grades at Beaufor and Island Gold, and significantly higher exploration and project evaluation expenses. Including charges related to the closure and operational loss of the Francoeur Mine, the 2012 net loss was ($45.0) million, or ($1.28) per share. Please see Table 1 above for details.

Cost of sales for the year totalled $73.8 million, versus $71.7 million in the year-ago period, primarily a reflection of the higher tonnage levels at the Beaufor Mine, a higher cost per tonne operation than the Island Gold Mine. The average cash cost per ounce of gold sold increased to US$1,044 (CAN$1,044) for 2012 from US$821 (CAN$812) in 2011, reflecting higher costs at both the Island Gold Mine and Beaufor Mine operations, driven by slightly lower recovered grades and tonnage at Island Gold, and a significant reduction of grades at Beaufor.

Exploration and project evaluation costs totalled $20.3 million in 2012, well above the 2011 level of $10.9 million, reflecting higher expenses associated with the Corporation’s exploration programs at the Island Gold Mine property and at the Wasamac Gold Project. The Corporation applied $3.5 million on exploration tax credits in 2012, versus $5.4 million in 2011.

Strong Cash Position

At December 31, 2012, cash and cash equivalents were $59.8 million, compared with $63.5 million at December 31, 2011. At December 31, 2012, Richmont Mines had working capital of $54.3 million and 39.6 million shares outstanding.

RICHMONT MINES REPORTS FULL YEAR 2012 AND FOURTH QUARTER RESULTS
February 21, 2013

Operational Highlights

Island Gold Mine

	Three months ended		Fiscal year ended
	December 31,	December 31,	December 31,	December 31,
	2012	2011	2012	2011

Tonnes	69,253	67,019	246,743	261,731
Head grade (g/t)	5.23	5.82	5.45	6.10
Gold recovery (%)	97.11	95.56	96.45	95.91
Recovered grade (g/t)	5.08	5.56	5.25	5.85
Ounces sold	11,309	11,987	41,686	49,196
Cash cost per ounce (US$)	878	847	884	766

The Island Gold Mine processed 69,253 tonnes of ore in the fourth quarter of 2012 at an average grade of 5.23 g/t, versus comparable fourth quarter 2011 results of 67,019 tonnes of ore at an average grade of 5.82 g/t. Fourth quarter gold sales from this mine decreased by 6% to 11,309 ounces at an average price of US$1,681 (CAN$1,680) per ounce in 2012, versus gold sales of 11,987 ounces at an average price of US$1,704 (CAN$1,685) per ounce in the comparable period of 2011. Cash costs at Island Gold increased to US$878 (CAN$878) from US$847 (CAN$837) in the fourth quarter of 2011, primarily a reflection of a lower recovered grade, slightly offset by a lower cost per tonne.

For the 12 months ended December 31, 2012, 246,743 tonnes of ore were processed at an average grade of 5.45 g/t, and 41,686 ounces of gold were sold at an average price of US$1,666 (CAN$1,665) per ounce. This compared to record 2011 results, in which 261,731 tonnes of ore were processed at an average grade of 6.10 g/t, and 49,196 ounces of gold were sold at an average price of US$1,566 (CAN$1,549) per ounce. The year-over-year change reflected a 6% decrease in tonnage and a 10% decline in recovered grades, the effects of which were partially mitigated by a slightly improved gold recovery rate. Cash costs at Island Gold increased year-over-year to US$884 (CAN$884) from US$766 (CAN$758) in 2011, primarily a reflection of a lower recovered grade and a higher cost per tonne as fewer tonnes were treated.

As of December 31, 2012, total Proven and Probable reserves at the Island Gold Mine were 141,456 gold ounces, compared to Proven and Probable reserves of 171,814 gold ounces at the end of December 2011. This reserve level reflects 16,425 metres of definition drilling, which resulted in the partial replenishment of the mine’s 2012 production of 41,686 ounces of gold.

Estimated Measured and Indicated resources within the existing infrastructure of the Island Gold Mine decreased to 110,958 ounces of gold at December 31, 2012 from 153,920 gold ounces at December 31, 2011. While definition drilling during the year successfully reclassified some resources as reserves, the Corporation focused on advancing the deep exploration drilling program during 2012, which resulted in less definition drilling being completed. Estimated Inferred resources were 55,744 ounces of gold at the end of 2012 versus 67,238 gold ounces at the end of 2011. Following the extensive exploration program completed on the property, Richmont expects to release a maiden resource estimate in Q1 2013 for Island Gold Deep, the area below the existing infrastructure and established reserve and resource base of the mine.

RICHMONT MINES REPORTS FULL YEAR 2012 AND FOURTH QUARTER RESULTS
February 21, 2013

Richmont will continue to focus on expanding the reserve and resource base of this asset, and remains optimistic about the long-term possibilities at Island Gold. To this end, a total of 79,700 metres of exploration and definition drilling are planned in 2013, with the goal of expanding and further delineating the resource base at depth as well as within the mine’s current infrastructure.

The Corporation would like to highlight that the Island Gold Mine achieved the notable health and safety record of 2 years with no lost-time accidents in 2012. Richmont is targeting annual production of 45,000 to 50,000 ounces of gold at this mine in 2013.

Beaufor Mine

	Three months ended		Fiscal year ended
	December 31,	December 31,	December 31,	December 31,
	2012	2011	2012	2011

Tonnes	26,479	25,944	116,675	100,888
Head grade (g/t)	4.22	8.55	5.19	8.45
Gold recovery (%)	97.38	98.18	97.80	98.36
Recovered grade (g/t)	4.11	8.40	5.08	8.31
Ounces sold	3,501	7,005	19,055	26,947
Cash cost of production per ounce (US$)	1,885	941	1,394	921

A total of 26,479 tonnes of ore were processed from the Beaufor Mine at an average grade of 4.22 g/t in the fourth quarter of 2012. This compared to 25,944 tonnes of ore processed from the Beaufor Mine at an average grade of 8.55 g/t in the fourth quarter of 2011. Fourth quarter gold sales from this mine were 3,501 ounces in 2012 at an average realized price of US$1,676 (CAN$1,675) per ounce, well below gold sales of 7,005 ounces at an average realized price of US$1,737 (CAN$1,718) per ounce in the year-ago period. Cash costs at this mine increased to US$1,885 (CAN$1,884) in the fourth quarter of 2012, versus US$941 (CAN$931) in the comparable period last year, with the increase driven by the significantly lower mined grades.

For 2012, a total of 116,675 tonnes of ore were processed from the Beaufor Mine at an average grade of 5.19 g/t, and 19,055 ounces of gold were sold at an average price of US$1,666 (CAN$1,665). This compared to tonnage of 100,888 at an average grade of 8.45 g/t, and 26,947 ounces of gold sold at an average price of US$1,576 (CAN$1,559) in 2011. Cash costs at the Beaufor Mine for the 12 months of 2012 increased to US$1,394 (CAN$1,393) from US$921 (CAN$911) last year, as the benefits of lower cost per tonne were offset by the notably lower grade. Richmont would like to highlight that the Beaufor Mine reached the significant milestone of 5 years (1 million hours) without a lost-time accident in the third quarter of 2012. This is a remarkable achievement for any mine, and is a testament to the dedication and skill of every member of the Beaufor team.

Proven and Probable reserves at the Beaufor Mine increased slightly to 39,114 gold ounces at December 31, 2012, from 38,331 gold ounces at December 31, 2011. This reflects the addition of reserves established within the mine’s existing underground infrastructure as a result of definition drilling in 2012, offset by gold production from the mine during the year. In addition, the near-surface W Zone, located to the west of the mine’s existing infrastructure, had Probable reserves of 30,680 ounces of gold at December 31, 2012, unchanged from the year-ago period.

The Corporation is planning 11,500 metres of definition drilling and 17,500 metres of exploration drilling at the Beaufor Mine in 2013, and an additional 1,500 metres of exploration drilling at the near-surface W Zone.

RICHMONT MINES REPORTS FULL YEAR 2012 AND FOURTH QUARTER RESULTS
February 21, 2013

Measured and Indicated resources at the Beaufor Mine decreased slightly to 160,263 ounces of gold at the end of December 2012 versus 167,061 ounces of gold at the end of 2011, while Inferred resources increased slightly year-over-year to 187,274 ounces of gold from 181,099 ounces at December 31, 2011. Existing resources are mostly below the existing infrastructure of the mine, and Richmont continues to evaluate the future potential of this area. Indicated resources at the W Zone totaled 23,377 ounces of gold at December 31, 2012, up from 15,273 ounces last year, while Inferred gold resources for this zone were an additional 1,429 ounces, versus 1,086 ounces at December 31, 2011.

Richmont is targeting annual production of 20,000 to 25,000 ounces of gold at the Beaufor Mine in 2013.

Camflo Mill

The Camflo Mill processed a total of 50,230 tonnes during the fourth quarter of 2012, which included 23,592 tonnes of ore from the Francoeur Mine that was closed at the end of November 2012. In the comparable period of 2011, the Camflo Mill processed 30,945 tonnes. For the full year, a total of 185,511 tonnes were processed at the Camflo Mill, including 62,204 tonnes from the Francoeur Mine, versus tonnage of 111,007 in 2011. In the event the Monique and W Zone projects proceed beyond the bulk sampling phase to commercial production, the Camflo Mill would operate at near capacity, thus allowing for improved efficiency and lower unit costs.

2012 Operational News

Francoeur Mine Closure Announced

On November 29, 2012, Richmont announced the immediate closing of the Francoeur Mine as a result of ongoing high operating costs, and management’s inability to foresee marked improvements in the future. Low realized grades, difficult mining conditions and a tight labour pool for the experienced miners required for the challenging mining conditions at Francoeur were the main factors that contributed to the higher costs that led to the decision. Please see Table 1 earlier in this release for details relating to the costs associated with the mine closure. The closure process is expected to take approximately 4 months, during which time 44 employees will continue the de-commissioning process. Richmont anticipates that a portion of the costs related to the closure will be recouped via the redeployment of equipment to the Island Gold and Beaufor mines, where equipment purchases had been budgeted for 2013.

Monique Gold Project Receives Mining Permits

In early January 2013, Richmont announced that it had received the required mining permits for its 100%-owned Monique property located in Val-d’Or, Quebec. This property contains Indicated open pit resources of 728,164 tonnes at a grade of 2.35 g/t for 55,112 ounces of gold. The Corporation plans to process a 5,000 tonne bulk sample from this property in Q2 2013 and, providing positive results are obtained from this phase, a reserve calculation would be completed and a commercial production decision would be made. The received mining permit authorizes open pit mining and milling, which is expected to continue over a 2 year period, with any potential future underground mining requiring a permit amendment. Ore from Monique would be processed at Richmont’s 100%-owned Camflo Mill along with ore from the Corporation’s Beaufor Mine and bulk sample material from the W Zone project. Please refer to the January 9, 2013 press release entitled “Richmont Mines Inc. receives mining permit for Monique Gold Project”, and the Regulation 43-101 technical report on the Monique resource estimate that was filed on SEDAR (www.sedar.com) on February 3, 2012 for additional details.

RICHMONT MINES REPORTS FULL YEAR 2012 AND FOURTH QUARTER RESULTS
February 21, 2013

W Zone

The Corporation continued to advance work on the W Zone, a near-surface satellite deposit on the Beaufor Mine property, during 2012. Specifically, an additional 135 metres of the ramp were completed during the fourth quarter of 2012, bringing the full year exploration ramp development to 981 metres. The Corporation spent $2.0 million in the fourth quarter and $9.9 million in the full year on property, plant, equipment, and exploration efforts on this zone. Richmont expects to extract an 8,000 tonne bulk sample from this zone during Q2 2013 for processing at the Camflo Mill. Providing positive results are obtained from this phase, a commercial production decision would be made.

Wasamac Gold Property and Adjacent Globex Option

On November 29, 2012, Richmont announced that scheduled technical work and permitting efforts would continue as planned in 2013 at Wasamac, however, no additional exploration and development activities would be undertaken on the asset. This decision followed comprehensive project optimization analysis which showed that in the current gold price environment, alternative scenarios did not offer a meaningful economic improvement over the initial Preliminary Economic Assessment of this asset. The project remains an important asset for the Corporation given its location, size and potential leverage to the gold price, and it will be re-evaluated in the event economic parameters change in the project’s favour or in the event further geological information on the project comes to light. Please refer to the November 29, 2012 press release entitled “Richmont Mines announces immediate closure of the Francoeur Mine and provides update on Wasamac project”, and the March 28, 2012 press release entitled “Richmont announces results from a preliminary economic assessment for Wasamac and approves $15 million advanced exploration budget” for additional details.

As a result of this decision and following no significant exploration drilling results, the Corporation terminated its option agreement with Globex Mining Enterprises Inc. (“Globex”), under which Richmont had the right to acquire a 100% interest in 5 claims covering a total area of 2.07 km2 (207 hectares) adjacent to the eastern boundary of the Wasamac Gold Property. As per the terms of the agreement, Richmont could abandon its right to exercise the option on the 5 claims at any time by providing Globex with a written notice to this effect 30 days prior to the date of such cancellation, after which Richmont would have no additional obligation to Globex. For details regarding the agreement, please refer to the May 9, 2011 press release entitled “Richmont Mines signs option agreement with Globex; Expands Wasamac exploration package”.

2013 Corporate Exploration and Definition Drilling Plan and Budget

Richmont plans to spend approximately $12.0 million completing roughly 51,000 metres of exploration drilling during 2013. The Corporation will also incur total capital expenditures of approximately $57 million, of which $35 million will be spent on Island Gold Deep, an additional $10 million on the development planned within the existing infrastructure of the Island Gold Mine, $8 million on the advancement of the Monique Gold Project, and the remainder on the completion of previously planned technical work at the Wasamac Gold Property, and at the W Zone and Beaufor Mine. An additional 26,500 metres of definition drilling is planned in 2013, which the Corporation will expense and include in the cash costs of each operation. Please see Table 2 below for a breakdown on a property-by-property basis.

RICHMONT MINES REPORTS FULL YEAR 2012 AND FOURTH QUARTER RESULTS
February 21, 2013

TABLE 2
2013 CAPITAL EXPENDITURES AND EXPLORATION & DEFINITION DRILLING PLAN
	Capital		Exploration	Definition
	Expenditure		drilling	drilling
	(millions CAN$)		(metres)	(metres)
Mines and properties		Mines and properties
Island Gold Mine	45.5	Island Gold Mine(1)	27,300	15,000
Beaufor Mine	1.7	Beaufor Mine	17,500	11,500
W Zone	1.8	W Zone	1,500	-
Monique Property	8.2	Monique Property	1,000	-
Other Properties	2.2	Other Properties	3,750	-
Asset disposal	(2.7)	Total metres	51,050	26,500
Total CAPEX Budget	56.7	Total Exploration Budget (millions CAN$)	12.0
(1)	An additional 37,400 metres of exploration drilling will be completed at Island Gold Deep in 2013. The $4.0 million associated cost will be capitalized.

2012 Corporate News

In late November 2012, Richmont announced the appointment of Pierre Rougeau to the position of Executive Vice-President and Chief Financial Officer, effective December 3, 2012. In addition to almost 30 years of business and operational experience, Mr. Rougeau has a solid financial background, including 6 years as CFO for Abitibi Consolidated Inc., and has extensive knowledge of finance, controls, treasury, and experience in the capital markets. Mr. Rougeau holds a Bachelor of Science, in Business Administration (Accounting) from St-Louis University in Missouri, and a Master’s of Science in Finance, from the University of Sherbrooke in Quebec. Please see the November 26, 2012 press release entitled “Richmont Mines announces the appointment of Mr. Pierre Rougeau as Chief Financial Officer” for full details.

In late September 2012, Richmont announced the completion of a non-brokered private placement with four institutional funds, through which 5.97 million common shares were issued at $4.35 per share, for a total cash consideration of $26.0 million. Following the private placement, the Corporation’s shares outstanding increased from 33.6 million to 39.6 million and its cash position was in excess of $60 million. The Corporation noted that the net proceeds would be used for working capital purposes and to fund future growth. Please see the September 26, 2012 press release entitled “Richmont Mines Inc. closes CAN$26 million private placement” for full details.

RICHMONT MINES REPORTS FULL YEAR 2012 AND FOURTH QUARTER RESULTS
February 21, 2013

Outlook

Mr. Carmel concluded: “As we turn the page on a difficult 2012, management is looking towards an exciting year in 2013 during which three new projects will begin to take shape. In Quebec, the W Zone and Monique projects will undergo a bulk sampling program, which, if successful, will lead to two new sources of profitable gold production and additional tonnage for the Corporation’s Camflo Mill, thus allowing this facility to reach its nameplate capacity of 1,200 tonnes per day, and translating into lower unit costs. In Ontario, the discovery of Island Gold Deep is beginning to show signs that it is the type of asset that could be transformational for the Corporation. This year, Richmont will be taking its first major step towards unlocking the potential value of this zone by committing a $35 million budget aimed at improving access to the Island Gold Deep zone. The lion’s share of this budget will be committed to extending the existing ramp at depth as well as beginning a shaft. With a milling facility and a skilled workforce already in place, the Island Gold Deep project is the perfect project for Richmont at this particular point in time.”

Paul Carmel
President and Chief Executive Officer

RICHMONT MINES REPORTS FULL YEAR 2012 AND FOURTH QUARTER RESULTS
February 21, 2013

TABLE 3
RESERVE AND RESOURCE ESTIMATES(1)
		December 31, 2012			December 31, 2011
	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
	(metric)	(g/t Au)	contained	(metric)	(g/t Au)	contained

Island Gold Mine
Proven Reserves(2)	428,958	5.42	74,807	498,727	5.66	90,776
Probable Reserves(2)	356,263	5.82	66,649	460,796	5.47	81,038
Measured Resources	28,531	5.58	5,115	4,750	5.12	781
Indicated Resources	474,379	6.94	105,843	674,608	7.06	153,139
Inferred Resources	279,569	6.20	55,744	344,382	6.07	67,238

Beaufor Mine
Proven Reserves(2)	73,725	5.87	13,906	81,822	6.56	17,251
Probable Reserves(2)	122,420	6.40	25,208	94,106	6.97	21,080
Measured Resources	89,562	5.46	15,788	77,581	5.68	14,157
Indicated Resources	684,718	6.57	144,475	708,987	6.71	152,904
Inferred Resources	901,568	6.46	187,274	860,199	6.55	181,099

W Zone Project
Probable Reserves(2)	132,251	7.21	30,680	132,342	7.25	30,860
Indicated Resources	107,511	6.76	23,377	68,457	6.94	15,273
Inferred Resources	5,589	7.95	1,429	4,510	7.49	1,086

Wasamac Gold Project
Measured Resources	3,124,480	2.75	276,536	1,923,218	2.87	177,485
Indicated Resources	12,127,049	2.89	1,125,727	4,839,237	2.44	378,900
Inferred Resources	18,758,786	2.66	1,605,388	25,686,159	2.58	2,130,532

Monique Gold Project(3)
Indicated Resources	728,164	2.35	55,112	728,164	2.35	55,112
Inferred Resources	11,605	0.97	362	11,605	0.97	362

Francoeur Mine
Proven Reserves(2)(4)	8,439	4.52	1,226	52,626	5.14	8,700
Probable Reserves	-	-	-	452,061	4.74	68,880
Measured Resources	39,947	5.89	7,570	5,981	4.65	895
Indicated Resources	280,119	6.55	59,017	27,320	4.10	3,604
Inferred Resources	17,949	7.17	4,135	41,240	4.35	5,771

TOTAL GOLD
Proven + Probable Reserves	1,122,056	5.89	212,476	1,772,480	5.59	318,585
Measured + Indicated Resources	17,684,460	3.20	1,818,560	9,058,303	3.27	952,250
Inferred Resources	19,975,066	2.89	1,854,332	26,948,095	2.75	2,386,088
[1]	Resources presented are exclusive of reserves.
[2]	In 2012, based on a gold price of US$1,450/oz and an exchange rate of 1.00 (in 2011, a price of US$1,200/oz and an exchange rate of 1.00 were used).
[3]	Open pit resources established as of December 31, 2011, using a gold price of US$1,200/oz and an exchange rate of 1.00.
[4]	Francoeur Mine closed in November 2012. Broken, recoverable, stockpiled ore. Reserves and resources as at December 31, 2011 were adjusted to reflect the re-evaluation completed in June 2012.

About Richmont Mines Inc.

Richmont Mines has produced over 1,300,000 ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production in 1991. The Corporation currently produces gold from the Island Gold Mine in Ontario and the Beaufor Mine in Quebec. With extensive experience in gold exploration, development and mining, the Corporation is well positioned to cost-effectively build its Canadian reserve base through a combination of organic growth, strategic acquisitions and partnerships. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

RICHMONT MINES REPORTS FULL YEAR 2012 AND FOURTH QUARTER RESULTS
February 21, 2013

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines' Annual Information Form, Annual Reports and periodic reports.

Cautionary note to US investors concerning resource estimates
Information in this press release is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects with the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC. The reserve and resource estimates in this press release were prepared in accordance with Regulation 43-101 adopted by the Canadian Securities Administrators. The requirements of Regulation 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”).

U.S. Investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC’s web site: http://sec.gov/edgar.shtml.

Regulation 43-101 (“R 43-101”)
The geological data in this news release has been reviewed by Mr. Daniel Adam, Geo., Ph.D, General Manager, Exploration, an employee of Richmont Mines Inc., and a qualified person as defined by R 43-101.

The reserve and resource calculations of the Island Gold Mine, the Beaufor Mine and the W Zone properties as of December 31, 2012 and December 31, 2011 were performed by qualified persons as defined by R 43-101 and were supervised by Mr. Daniel Adam, Geo., Ph.D., General Manager, Exploration, an employee of Richmont Mines Inc.

The reserve and resource calculation of the Francoeur Mine was based on a technical report filed on SEDAR on August 17, 2012 that was prepared by employees of Richmont Mines who are qualified persons as defined by R 43-101 and was updated as of December 31, 2012 by employees of Richmont Mines Inc. who are qualified persons as defined by R 43-101.

The resource estimate of the Wasamac property as of December 31, 2011, is based on the 43-101 technical report filed on SEDAR on January 27, 2012, and was performed by Mr. Daniel Adam, Geo., Ph.D., General Manager, Exploration, an employee of Richmont Mines Inc., and a qualified person as defined by R 43-101. As of December 31, 2012, the resource estimate was updated by employees of Richmont Mines Inc. who are qualified persons as defined by R 43-101.

The resource estimate of the Monique property is based on the 43-101 technical report filed on SEDAR on February 3, 2012, and was performed by Mr. Raynald Vincent, Eng., M.G.P., Chief, Exploration Projects, an employee of Richmont Mines Inc., and a qualified person as defined by R 43-101.

For more information, please contact:

Investor Relations:
Jennifer Aitken
RICHMONT MINES INC.
Phone: 514 397-1410
E-mail: jaitken@richmont-mines.com

Ticker symbol: RIC
Listings: TSX – NYSE MKT
Web Site: www.richmont-mines.com
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FINANCIAL STATEMENTS FOLLOW.

RICHMONT MINES REPORTS FULL YEAR 2012 AND FOURTH QUARTER RESULTS
February 21, 2013

EXPLORATION AND PROJECT EVALUATION
	(in thousands of Canadian dollars)
	Three months ended		Fiscal year ended
	December 31,	December 31,	December 31,	December 31,
	2012	2011	2012	2011
	$	$	$	$
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Exploration costs – Mines
Island Gold	3,285	1,642	10,969	5,549
Beaufor	278	203	1,432	803

	3,563	1,845	12,401	6,352

Exploration costs – Other properties
Wasamac	2,603	1,807	9,477	6,647
Monique	14	256	744	2,284
W Zone	-	-	-	188
Other	140	40	459	184
Project evaluation	221	253	511	470

Exploration and project evaluation before depreciation and exploration tax credits	6,541	4,201	23,592	16,125
Depreciation	83	42	200	155
Exploration tax credits	(352)	(1,234)	(3,527)	(5,354)

	6,272	3,009	20,265	10,926

RICHMONT MINES REPORTS FULL YEAR 2012 AND FOURTH QUARTER RESULTS
February 21, 2013

FINANCIAL DATA
	Three months ended		Fiscal year ended
	December 31,	December 31,	December 31,	December 31,
CAN$	2012	2011	2012	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Results (in thousands of $)
Revenues from precious metals	24,861	32,234	101,148	118,239
Net earnings (loss) from continuing operations	(2,641)	6,121	(2,977)	26,043
Loss from discontinued operation	(13,854)	(15)	(42,038)	(125)
Net earnings (loss)	(16,495)	6,106	(45,015)	25,918
Adjusted net earnings (loss)[1]	(2,641)	6,121	(1,521)	23,706
Cash flows from operating activities	104	9,702	7,656	38,838

Results per share ($)
Basic net earnings (loss) from continuing operations	(0.07)	0.19	(0.08)	0.81
Loss from discontinued operation	(0.35)	-	(1.20)	-
Basic net earnings (loss)	(0.42)	0.19	(1.28)	0.81
Basic adjusted net earnings[1]	(0.07)	0.19	(0.04)	0.75
Diluted net earnings (loss) from continuing operations	(0.07)	0.18	(0.08)	0.80
Diluted net earnings (loss)	(0.42)	0.18	(1.28)	0.80
Cash flows from operating activities	-	0.30	0.22	1.22

Basic weighted average number of common shares outstanding (thousands)	39,562	32,691	35,055	31,813
Diluted weighted average number of common shares outstanding (thousands)	39,562	33,487	35,207	32,434

Average selling price of gold per ounce	1,679	1,697	1,665	1,553
Average selling price of gold per ounce (US$)	1,680	1,716	1,666	1,570
[1]

The adjusted net earnings (loss) is a financial performance measure with no standard definition under IFRS. In 2012, adjusted net loss excludes the $49,066 ($42,038 after-tax) charges related to the closure of the Francoeur Mine and the payment of $1,986 ($1,456 after-tax) of severance compensation to the Corporation’s ex-President and CEO. In 2011, adjusted net earnings exclude a $3,000 ($2,337 after-tax) gain on sale of the Valentine Lake property and the net loss of $125 from discontinued operation.

	December 31, 2012	December 31, 2011
	(Unaudited)	(Audited)
Financial position (in thousands of $)
Total assets	148,244	167,990
Working capital	54,296	68,711
Long-term debt	702	-

RICHMONT MINES REPORTS FULL YEAR 2012 AND FOURTH QUARTER RESULTS
February 21, 2013

SALES AND PRODUCTION DATA
	Three-month period ended December 31,
		Ounces of gold		Cash cost
	Year	Sales	Production	(per ounce sold)
				US$	CAN$
Island Gold Mine	2012	11,309	11,625	878	878
	2011	11,987	12,028	847	837
Beaufor Mine	2012	3,501	3,519	1,885	1,884
	2011	7,005	7,046	941	931
Total – Continuing operations	2012	14,810	15,144	1,116	1,116
	2011	18,992	19,074	882	872
Francoeur Mine - Discontinued operation	2012	3,401	3,295	2,143	2,142
	2011	-	-	-	-
Total	2012	18,211	18,439	1,308	1,307
	2011	18,992	19,074	882	872

		Fiscal year ended December 31,
			Ounces of gold		Cash cost
		Year	Sales	Production	(per ounce sold)
					US$	CAN$
Island Gold Mine		2012	41,686	41,952	884	884
		2011	49,196	49,443	766	758
Beaufor Mine		2012	19,055	18,878	1,394	1,393
		2011	26,947	26,226	921	911
Total – Continuing operations		2012	60,741	60,830	1,044	1,044
		2011	76,143	75,669	821	812
Francoeur Mine - Discontinued operation		2012	5,202	4,382	1,959	1,958
		2011	-	-	-	-
Total		2012	65,943	65,212	1,116	1,116
		2011	76,143	75,669	821	812
Note:	Average exchange rate used for 2012: US$1 = CAN$0.9996 Average exchange rate used for 2011: US$1 = CAN$0.9891

RICHMONT MINES REPORTS FULL YEAR 2012 AND FOURTH QUARTER RESULTS
February 21, 2013

CONSOLIDATED INCOME STATEMENTS
	(in thousands of Canadian dollars)
	Three months ended		Fiscal year ended
	December 31,	December 31,	December 31,	December 31,
	2012	2011	2012	2011
	$	$	$	$
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
CONTINUING OPERATIONS
Revenues from precious metals	24,861	32,234	101,148	118,239
Cost of sales	19,283	19,281	73,798	71,696

GROSS PROFIT	5,578	12,953	27,350	46,543

OTHER EXPENSES (REVENUES)
Exploration and project evaluation	6,272	3,022	20,265	10,926
Administration	2,123	1,519	10,270	5,456
Loss (gain) on disposal of long-term assets	150	(10)	198	(3,010)
Other revenues	(71)	(51)	(598)	(343)

	8,474	4,467	30,135	13,029

OPERATING EARNINGS (LOSS)	(2,896)	8,486	(2,785)	33,514

Financial expenses	24	29	656	115
Financial revenues	(216)	(213)	(837)	(1,187)

EARNINGS (LOSS) BEFORE MINING AND INCOME TAXES	(2,704)	8,670	(2,604)	34,586

MINING AND INCOME TAXES	(63)	2,549	373	8,543

NET EARNINGS (LOSS) FROM CONTINUING OPERATIONS	(2,641)	6,121	(2,977)	26,043

NET LOSS FROM DISCONTINUED OPERATION	(13,854)	(15)	(42,038)	(125)

NET EARNINGS (LOSS)	(16,495)	6,106	(45,015)	25,918

EARNINGS (LOSS) PER SHARE
Basic earnings (loss) per share
Earnings (loss) from continuing operations	(0.07)	0.19	(0.08)	0.81
Loss from discontinued operation	(0.35)	-	(1.20)	-

Basic net earnings (loss)	(0.42)	0.19	(1.28)	0.81

Diluted earnings (loss) per share
Earnings (loss) from continuing operations	(0.07)	0.18	(0.08)	0.80
Loss from discontinued operation	(0.35)	-	(1.20)	-

Diluted net earnings (loss)	(0.42)	0.18	(1.28)	0.80

BASIC WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (in thousands)	39,562	32,691	35,055	31,813

DILUTED WEIGHTED AVERAGE NUMBER OFCOMMON SHARES OUTSTANDING (in thousands)	39,562	33,487	35,207	32,434

RICHMONT MINES REPORTS FULL YEAR 2012 AND FOURTH QUARTER RESULTS
February 21, 2013

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
	(in thousands of Canadian dollars)
	December 31,	December 31,
	2012	2011
	$	$
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	59,810	63,532
Shares of publicly-traded companies	30	893
Receivables	2,921	3,063
Income and mining tax assets	916	916
Exploration tax credits receivable	3,485	13,176
Inventories	7,764	7,597

	74,926	89,177

RESTRICTED DEPOSITS	684	290

PROPERTY, PLANT AND EQUIPMENT	65,150	77,456

DEFERRED INCOME AND MINING TAX ASSETS	7,484	1,067

TOTAL ASSETS	148,244	167,990

LIABILITIES

CURRENT LIABILITIES
Payables, accruals and provisions	17,356	12,005
Income and mining taxes payable	1,972	8,461
Current portion of long-term debt	932	-
Current portion of asset retirement obligations	370	-

	20,630	20,466

LONG-TERM DEBT	702	-

ASSET RETIREMENT OBLIGATIONS	6,375	6,685

DEFERRED INCOME AND MINING TAX LIABILITIES	2,174	6,705

TOTAL LIABILITIES	29,881	33,856

EQUITY
Share capital	132,113	104,872
Contributed surplus	9,062	6,688
Retained earnings (deficit)	(22,842)	22,173
Accumulated other comprehensive income	30	401

TOTAL EQUITY	118,363	134,134

TOTAL LIABILITIES AND EQUITY	148,244	167,990

RICHMONT MINES REPORTS FULL YEAR 2012 AND FOURTH QUARTER RESULTS
February 21, 2013

CONSOLIDATED STATEMENTS OF CASH FLOWS
	(in thousands of Canadian dollars)
	Three months ended		Fiscal year ended
	December 31,	December 31,	December 31,	December 31,
	2012	2011	2012	2011
	$	$	$	$
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
OPERATING ACTIVITIES
Net earnings (loss) for the period	(16,495)	6,106	(45,015)	25,918
Adjustments for:
Depreciation and depletion	3,032	2,790	10,771	10,097
Impairment loss on Francoeur Mine’s assets	7,972	-	41,161	-
Non-cash expenses related to discontinued operation	4,571	-	4,571	-
Taxes received (paid)	-	(38)	(3,626)	1,597
Interest revenues	(177)	(202)	(718)	(570)
Interest and accretion expenses on long-term debt	10	-	596	-
Share-based compensation	1,581	349	3,601	1,079
Accretion expense – asset retirement obligations	16	32	66	127
Loss (gain) on disposal of long-term assets	150	(10)	205	(3,010)
Gain on disposal of shares of publicly-traded companies	-	(45)	(90)	(142)
Mining and income taxes	(1,776)	2,549	(6,655)	8,543

	(1,116)	11,531	4,867	43,639

Net change in non-cash working capital items	1,220	(1,829)	2,789	(4,801)

Cash flows from operating activities	104	9,702	7,656	38,838

INVESTING ACTIVITIES
Acquisition of shares of publicly-traded companies	-	-	-	(102)
Disposition of shares of publicly-traded companies	-	71	582	246
Restricted deposits	-	-	(394)	-
Interest received	164	166	736	517
Property, plant and equipment – Francoeur Mine	(1,075)	(5,445)	(15,458)	(19,237)
Property, plant and equipment – Island Gold Mine	(2,510)	(1,454)	(8,364)	(4,959)
Property, plant and equipment – Beaufor Mine	(187)	(908)	(1,192)	(3,090)
Property, plant and equipment – W Zone	(1,979)	(2,000)	(9,911)	(3,480)
Property, plant and equipment – Other	(627)	(593)	(2,929)	(904)
Disposition of property, plant and equipment	-	32	105	3,032

Cash flows used in investing activities	(6,214)	(10,131)	(36,825)	(27,977)

FINANCING ACTIVITIES
Issue of convertible debentures	-	-	10,000	-
Retirement of convertible debentures	-	-	(10,000)	-
Issue of common shares	7	10,644	27,502	13,099
Common shares issue costs	(6)	(458)	(914)	(458)
Interest paid	(9)	-	(508)	-
Payment of finance leases obligations	(225)	-	(633)	-

Cash flows from (used in) financing activities	(233)	10,186	25,447	12,641

Net change in cash and cash equivalents	(6,343)	9,757	(3,722)	23,502

Cash and cash equivalents, beginning of period	66,153	53,775	63,532	40,030

Cash and cash equivalents, end of period	(59,810)	63,532	(59,810)	63,532